August 14, 2008

Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Park-Premier Mining Company
Form 10-KSB for the Year Ended December 31, 2007
Form 10-QSB for the period Ended March 31, 2008
File No. 000-16736

Dear Mr. Hiller:

Park-Premier Mining Company (the “Company”) responds to the comments of the Staff in its letter dated July 21, 2008 as follows.  The comments are set forth below, together with the Company’s responses.  The Company is filing an amendment to its Form 10-KSB with this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.
We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not on From 10-Q.  Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for the fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does contain all required material information.  In any event you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gove/info/smallbus/secg/smrepcosysguid.pdf.

Karl Hiller
Branch Chief
Securities and Exchange Commission
August 14, 2008

If you have any questions about these changes, please feel free to contact the SEC’s Office of Small Business Policy at (202) 551-3460 or smallbusiness@sec.gov.

Response:  The Company notes the comments above and confirms that no material information has been omitted or misstated in its quarterly report on Form 10-QSB for the period ended March 31, 2008.  The Company will file using Form 10-Q for all future quarterly reports.

Controls and Procedures, page 10

2.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise these certifications to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  This comment has been noted.  The Form 10-KSB/A and Form 10-QSB/A, filed concurrently herewith, each include a revised and updated certification that contains the 4(b) language.

The Company also directs your attention to management’s assessment of internal controls included on page 11 of the Company’s Form 10-KSB that was filed on February 19, 2008.  The Company is aware of the guidance provided in Compliance and Disclosure Interpretation 115.02 and asserts that it has complied with Item 308T of Regulation S-K.  Management’s report, as filed with the Company’s Form 10-KSB, is inserted below for your convenience.

“Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, our chief financial officer and implemented by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our evaluation of internal control over financial reporting includes an analysis under the COSO framework, an integrated framework for the evaluation of internal controls issued to identify the risks and control objectives related to the evaluation of the control environment by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation described above, our management has concluded that our internal control over financial reporting was not effective during the fiscal year ended December 31, 2007.  Management has determined that (i) our inadequate staffing and supervision and (ii) the significant

Karl Hiller
Branch Chief
Securities and Exchange Commission
August 14, 2008

amount of manual intervention required in our accounting and financial reporting process are material weaknesses in our internal control over financial reporting.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation requirements by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Respectfully,
Robert W. Dunlap, President (Principal Executive, Financial, and Accounting Officer)”

Closing Comments

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the the Company’s filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Dean M. Smurthwaite

Dean M. Smurthwaite

Cc:	Park-Premier Mining Company